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                                                                   EXHIBIT 99.D1

[MDT CORPORATION LETTERHEAD]


NEWS RELEASE

For Additional Information contact:
J. Miles Branagan or Thomas Hein at (919) 941-9745

FOR RELEASE AT 8:30 A.M. EASTERN TIME,
JUNE 13, 1996

DURHAM, NORTH CAROLINA


                    MDT CORPORATION RECEIVES CONTACTS FROM
                VARIOUS PARTIES REGARDING POSSIBLE TRANSACTIONS

MDT Corporation (NASDAQ: MDTC) announced today that it has received contacts from various parties regarding possible alternative transactions involving the Company, although none of these contacts included a formal offer or proposal. The Company announced on May 12, 1996, that it had entered into a merger agreement with Getinge Industrier AB, a Swedish manufacturer of hospital and scientific equipment. Getinge has since commenced a tender offer for all outstanding shares of the Company's common stock for a cash price of $4.50 per share.

The Company said that contacts have been received from each of MEDAES Incorporated (a privately-owned manufacturer and supplier of piped medical gas delivery systems and medical air and vacuum and modular headwall products based in Norcross, Georgia) and Cyclopss Corporation (a developer of sterilization, disinfection and sanitization equipment which is based in Salt Lake City, Utah and whose shares are traded on NASDAQ under the symbol "OZNE"). In addition, one of the Company's shareholders forwarded to the Company an inquiry which the shareholder received from Blackstone Ultrasonics, a privately-owned manufacturer of medical and industrial cleaning systems based in Jamestown, New York. The Company also received a telephonic inquiry from Cybersonics Inc., a manufacturer of medical products which is also based in Jamestown, New York, and which the Company believes is owned by or otherwise affiliated with Blackstone Ultrasonics. Copies of the written contacts
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received from the various parties have been filed as exhibits to the Company's
Securities and Exchange Commission filings.

The Company emphasized that none of these contacts contained a formal offer or proposal, and that no assurances can be given regarding the receipt of any such offers or proposals in the future. However, as requested by MEDAES, the Company's board of directors has authorized the Company's representatives to meet with representatives of MEDAES. If any offers or proposals are received by the Company, they will be evaluated by the Company's board of directors in accordance with the terms of the merger agreement with Getinge.

MDT Corporation is a leading developer and manufacturer of sterility assurance systems and examining and operatory equipment, including related accessories and consumables, which it sells in the worldwide health care and scientific markets. The Company also provides service and distributes parts for its products in those markets through its Service Centers, domestic and foreign.

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